UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

CUBIC ENERGY, INC.

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title of Class of Securities)

229675103

(CUSIP Number)

David R. Earhart

Gray Reed & McGraw, P.C.

1601 Elm Street, Suite 4600

Dallas, Texas 75201

(214) 954-4135

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 229675103

1.	Names of Reporting Persons. Calvin A. Wallen, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF; WC; PF; 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

This Amendment No. 9 to Schedule 13D (this “Amendment”) is filed by Calvin A. Wallen, III, in his individual capacity and on behalf of Tauren Exploration, Inc. (“Tauren”) and Langtry Mineral & Development, LLC (“Langtry”), entities that are wholly owned by Wallen, relating to shares of the common stock, par value $0.05 per share (the “Common Stock”), of Cubic Energy, Inc., a Texas corporation (“Cubic”).  Cubic’s principal executive office is located at 9870 Plano Road, Dallas, Texas 75238.  This Amendment is being filed to supplement Item 5 of the Schedule 13D (the “Statement”), as previously amended, as set forth below.

Capitalized terms used but not defined in this Amendment shall have the same meanings ascribed to them in the Statement.

Item 5.   Interest in Securities of the Issuer.

Item 5(a) of the Statement is hereby supplemented as follows:

On February 17, 2016, the Bankruptcy Court entered an order confirming Cubic’s Third Amended Prepackaged Plan of Reorganization of Cubic Energy, Inc., et al., Pursuant to Chapter 11 of the Bankruptcy Code, dated as of February 15, 2016  (the “Plan”), under which, on March 1, 2016, the Effective Date of the Plan, all shares of Common Stock and other equity interests in Cubic were cancelled and extinguished, and the Company was converted into a Delaware limited liability company with membership interests issued to members, in accordance with the Plan.  The shares of Common Stock previously reported as being held directly or indirectly by Mr. Wallen and his affiliates, including Tauren and Langtry, were cancelled at that time.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 1, 2016

/s/ Calvin A. Wallen, III
Calvin A. Wallen, III